Exhibit 99.1

CONVENING NOTICE

This is the convening notice for the annual general meeting of shareholders of CureVac N.V. (the "Company") to be held on 24 June 2021 at 2:00 p.m. Central European Summer Time (the "AGM"). The AGM will be held entirely virtually, without physical attendance of shareholders or others with meeting rights. You will not be able to vote during the AGM and your proxy to vote must be received no later than 5:59 a.m. Central European Summer Time on 22 June 2021.

The agenda for the AGM is as follows:

1.	Opening

2.	Discussion of the annual report over the financial year 2020 (discussion item)

3.	Adoption of the annual accounts over the financial year 2020 (voting item)

4.	Explanation of the dividend and reservation policy (discussion item)

5.	Appointment of Mr. Antony Blanc as managing director (voting item)

6.	Appointment of Mr. Klaus Edvardsen as managing director (voting item)

7.	Re-appointment of Mr. Pierre Kemula as managing director (voting item)

8.	Appointment of Mr. Ingmar Hoerr as supervisory director (voting item)

9.	Equity award to Mr. Jean Stéphenne as compensation for his services as supervisory director (voting item)

10.	Equity award to Mr. Ralf Clemens as compensation for his services as supervisory director (voting item)

11.	Release of managing directors from liability for the exercise of their duties during the financial year 2020 (voting item)

12.	Release of supervisory directors from liability for the exercise of their duties during the financial year 2020 (voting item)

13.	Authorization of the management board to acquire shares (or depository receipts for shares) in the Company's capital (voting item)

14.	Compensation of supervisory directors (voting item)

15.	Appointment of the external auditor for the financial year 2022 (voting item)

16.	Closing

No business shall be voted on at the AGM, except such items as included in the above-mentioned agenda.

The registration date for the AGM is 27 May 2021 (the "Registration Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Registration Date and who are recorded as such in the Company's shareholders' register and/or in the register maintained by the Company's U.S. transfer agent (the "Persons with Meeting Rights") may virtually attend the AGM and, by submitting their proxy, exercise their voting rights on the voting items as included in the above-mentioned agenda prior to the AGM.

Only Persons with Meeting Rights may access the AGM by visiting www.virtualshareholdermeeting.com/CVAC2021. Persons with Meeting Rights may have themselves represented at the AGM and may vote through the use of a written or electronically recorded proxy. A proxy form for this purpose can be downloaded from the Company's website (http://www.curevac.com).

As you will not be able to vote during the AGM, your proxy to vote must be received no later than 5:59 a.m. Central European Summer Time on 22 June 2021.

Persons with Meeting Rights may submit questions on the topics included in the above-mentioned agenda to the Company up to 72 hours prior to the AGM by sending an e-mail to agm2021@curevac.com. Questions submitted in a timely fashion shall be answered ultimately during the AGM and such answers shall be published on the Company's website or shall be made accessible to shareholders through other electronic means of communication.

EXPLANATORY NOTES TO THE AGENDA

2.	Discussion of the annual report over the financial year 2020 (discussion item)

The Company's annual report over the financial year 2020 has been made available on the Company's website (www.curevac.com) and at the Company's office address.

3.	Adoption of the annual accounts over the financial year 2020 (voting item)

The Company's annual accounts over the financial year 2020 have been made available on the Company's website (www.curevac.com) and at the Company's office address. It is proposed that these annual accounts be adopted.

4.	Explanation of the dividend and reservation policy (discussion item)

The Company has never paid or declared any cash dividends on its ordinary shares, and the Company does not anticipate paying any cash dividends on its ordinary shares in the foreseeable future. The Company's current dividend and reservation policy is to retain all available funds and any future earnings to fund the development and expansion of the Company's business. Under Dutch law, the Company may only pay dividends to the extent its shareholders' equity (eigen vermogen) exceeds the sum of the paid-in and called-up share capital plus the reserves required to be maintained by Dutch law or by its articles of association and (if it concerns a distribution of profits) after adoption of the annual accounts by the general meeting from which it appears that such dividend distribution is allowed. Subject to such restrictions, any future determination to pay dividends will be at the discretion of the Company's management board with the approval of the Company's supervisory board and will depend upon a number of factors, including the Company's results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the management board and supervisory board deem relevant.

5.	Appointment of Mr. Antony Blanc as managing director (voting item)

The Company's supervisory board has made a binding nomination to appoint Mr. Antony Blanc as managing director of the Company (as Chief Business Officer and Chief Commercial Officer) for a period ending 30 November 2023.

The supervisory board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal.

6.	Appointment of Mr. Klaus Edvardsen as managing director (voting item)

The Company's supervisory board has made a binding nomination to appoint Klaus Edvardsen as managing director of the Company (as Chief Development Officer) for a period starting 1 August 2021 and ending 31 July 2024.

Klaus Edwardsen, PhD, age 59, is a renown expert in experimental cancer research, he holds a MD and PhD degree from the University of Copenhagen, Denmark, was professor of Experimental Cancer Research/Medicine at Lund University, Sweden and gained comprehensive pharma industry experience at AstraZeneca, GlaxoSmithKline, Sanofi, Genmab and Merck.

The supervisory board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal.

7.	Re-appointment of Mr. Pierre Kemula as managing director (voting item)

The Company's supervisory board has made a binding nomination to re-appoint Mr. Pierre Kemula as managing director of the Company (as Chief Financial Officer) for a period ending 31 October 2023.

The supervisory board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal.

8.	Appointment of Mr. Ingmar Hoerr as supervisory director (voting item)

The Company's supervisory board has made a binding nomination to appoint Mr. Ingmar Hoerr as supervisory director of the Company for a period of four years, ending at the end of the annual general meeting of shareholders of the Company to be held in the year 2025. The supervisory board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal.

Ingmar Hoerr, PhD, age 52, pioneered vaccinology research concerning the use of RNA. He is one of the founders of CureVac. Mr. Ingmar Hoerr was chairman of the board of directors of CureVac AG and he served as founding CEO for 18 years. Mr. Ingmar Hoerr holds common shares in the capital of the Company in the aggregate nominal amount of EUR 135,449.80.

In August 2020, Mr. Hoerr held 1,129,165 ordinary shares, each having a nominal value of EUR 0.12, in the capital of CureVac N.V.

Mr. Hoerr is being nominated for appointment in view of his in-depth knowledge of the Company and its business and the dedication with which he has previously performed his duties as a founder and CEO of CureVac AG. The supervisory board believes that Mr. Hoerr would, if appointed, be an invaluable addition to the composition of the supervisory board.

If appointed, Mr. Hoerr shall be entitled to the compensation package as described in agenda item 14 (even if that agenda item is not adopted).

This proposal is contingent upon the resignation of Mr. Timothy Wright as member of the Company's supervisory board, which is expected to take effect at or prior to the beginning of the AGM.

9.	Equity award to Mr. Jean Stéphenne as compensation for his services as supervisory director (voting item)

The Company's supervisory board, at the recommendation of the Company's compensation committee, has approved the grant of an equity award to Mr. Jean Stéphenne as compensation for his services as supervisory director. This Company wishes to grant Mr. Stéphenne this equity award because of his outstanding work and advice on the supervisory board in connection with the clinical development of CVnCoV, the first generation mRNA-based vaccine candidate against COVID-19 of the Company. It is therefore proposed that Mr. Stéphenne be granted, effective as of 1 July 2021, restricted stock units under the Company's long-term incentive plan representing a fair market value (FMV) of EUR 150,000.

This equity award is in addition to the compensation package to which Mr. Stéphenne would be entitled pursuant to agenda item 14, if that resolution is adopted.

10.	Equity award to Mr. Ralf Clemens as compensation for his services as supervisory director (voting item)

The Company's supervisory board, at the recommendation of the Company's compensation committee, has approved the grant of an equity award to Mr. Ralf Clemens as compensation for his services as supervisory director. This Company wishes to grant Mr. Clemens this equity award because of his outstanding work and advice on the supervisory board in connection the clinical development of CVnCoV, the first generation m-RNA-based vaccine candidate against COVID-19 of the Company. It is therefore proposed that Mr. Clemens be granted, effective as of 1 July 2021, restricted stock units under the Company's long-term incentive plan representing a fair market value (FMV) of EUR 100,000.

This equity award is in addition to the compensation package to which Mr. Clemens would be entitled pursuant to agenda item 14, if that resolution is adopted.

11.	Release of managing directors from liability for the exercise of their duties during the financial year 2020 (voting item)

It is proposed that the Company's managing directors be released from liability for the exercise of their duties during the financial year 2020. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's annual report or annual accounts over the financial year 2020 or in other public disclosures.

12.	Release of supervisory directors from liability for the exercise of their duties during the financial year 2020 (voting item)

It is proposed that the Company's supervisory directors be released from liability for the exercise of their duties during the financial year 2020. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's annual report or annual accounts over the financial year 2020 or in other public disclosures.

13.	Authorization of the management board to acquire shares (or depository receipts for shares) in the Company's capital (voting item)

The Company's management board has been authorized, subject to the approval of the Company's supervisory board (except in connection with the ordinary operation of the Company's equity incentive plans), for a period of 18 months following the completion of the Company's initial public offering, to resolve for the Company to acquire fully paid-up ordinary shares in its own capital (and/or depository receipts for such ordinary shares), by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed 110% of the average market price of the Company's ordinary shares on the Nasdaq Global Market (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 20% of the Company's issued share capital (determined as of the close of business on the first date of book-entry delivery of the Company's ordinary shares in settlement of the Company's initial public offering).

It is proposed to renew the above-mentioned authorization, effectively extending such authorization for a period ending 18 months following the date of the AGM. If the resolution proposed under this agenda item is passed, the proposed authorization shall replace the existing repurchase authorization referred to in the previous paragraph.

14.	Compensation of supervisory directors (voting item)

At the recommendation of the Company's compensation committee, the Company's supervisory board proposes the following changes to the compensation packages of the Company's supervisory directors, effective immediately upon the conclusion of the AGM:

Cash component:

a.	Each supervisory director shall receive a fixed cash fee of EUR 55,000 (gross) per annum. The Chairman of the Supervisory Board shall receive a double cash fee, i.e. EUR 110,000 (gross) per annum. The Vice-Chairman of the Supervisory Board shall receive an additional fixed cash fee of EUR 27,500 (gross) per annum.

b.	The chairman of the Company's audit committee shall receive an additional fixed cash fee of EUR 27,500 (gross) per annum.

c.	The chairman of the Company's nomination and corporate governance committee shall receive an additional fixed cash fee of EUR 27,500 (gross) per annum.

d.	The chairman of the Company's compensation committee shall receive an additional fixed cash fee of EUR 27,500 (gross) per annum.

e.	The chairman of the Company's and/or CureVac AG's scientific committee shall receive an additional fixed cash fee of EUR 27,500 (gross) per annum.

f.	Each supervisory director that serves as a member, other than as chairman, of the Company's audit committee, the Company's nomination and corporate governance committee and/or the Company's compensation committee, shall receive an additional fixed cash fee of EUR 13,750 (gross) per annum.

g.	In case a supervisory director serves as chairman, of more than one of the aforementioned committees, such supervisory director will only be entitled to the aforementioned additional fixed cash fee of EUR 27,500 (gross) per annum for serving as a member on one of such committees.

h.	In case a supervisory director serves as a member, other than as chairman, of more than one of the aforementioned committees, such supervisory director will only be entitled to the aforementioned additional fixed cash fee of EUR 13,750 (gross) per annum for serving as a member on one of such committees.

i.	If a supervisory director would serve as such and/or in any of the additional capacities described above for part, but not all, of a financial year, the fixed cash fees referred to above shall be adjusted and, if already paid, shall promptly be reimbursed by such supervisory director to the Company on a pro rata tempore basis.

j.	For the financial year 2021, the cash compensation already paid to supervisory directors shall reduce their entitlement to the fixed cash fees referred to above.

Equity component under the Company's long-term incentive plan:

a.	Each supervisory director shall annually receive an equity award under the Company's long-term incentive plan (the "Annual Award") with a value (calculated on the basis of the Black-Scholes model) equal to the total cash fee to which such supervisory director is entitled as described above on the date of grant of such Annual Award.

b.	The Annual Awards shall be granted automatically on 1 January of each year and, for the financial year 2021, on the date of the AGM.

c.	The Annual Award shall be granted in the form of restricted stock units (RSUs), and shall set the vesting and other terms applicable to the Annual Award, subject to the provisions of the Company's long-term incentive plan.

d.	If a supervisory director has served as such and/or in any of the additional capacities described above for part, but not all, of the financial year immediately preceding the date of grant of an Annual Award (and, with respect to the Annual Awards to be made on the date of the AGM, for part, but not all, of the financial year 2020), the entitlement to such Annual Award shall be adjusted on a pro rata tempore basis.

e.	If a supervisory director was in office during all or part of the financial year immediately preceding the date of grant of an Annual Award, but has ceased to be a supervisory director before such date of grant, such former supervisory director shall retain his or her entitlement to such Annual Award subject to the terms set forth above.

15.	Appointment of the external auditor for the financial year 2022 (voting item)

It is proposed that Ernst & Young Accountants LLP be appointed and instructed to audit the Company's statutory annual report and annual accounts for the financial year 2022.